SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

TOP FLIGHT FUND

A SERIES OF THE

ROCK CANYON FUNDS

LETTER OF INVESTMENT INTENT

December 19, 2002

To the Board of Trustees of Rock Canyon Funds

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") of Top Flight Fund, a series of Rock Canyon Funds, in the amount of one hundred thousand dollars ($100,000) for ten thousand (10,000) shares at net asset value of ten dollars ($10.00) per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of one hundred thousand dollars ($100,000.00).

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

/s/Jonathan N. Ferrell

Jonathan N. Ferrell